UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2015

Commission File Number: 001-35976

Luxoft Holding, Inc

(Translation of registrant’s name into English)

Akara Building

24 De Castro Street Wickhams Cay 1

Road Town, Tortola

British Virgin Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXPLANATORY NOTE

On February 18, 2015, Luxoft Holding, Inc (the “Excelian”) announced that it has completed the acquisition of Excelian Limited, a private company limited by shares incorporated in England and Wales (“Excelian”). Excelian is a systems integrator and technology consulting company specializing in trading and risk management software for the financial services and commodities markets.

On February 17, 2015, Luxoft Global Operations GmbH, a company organized under the laws of the Swiss Confederation and a wholly-owned subsidiary of the Company (the “Purchaser”), entered into an Agreement for the Sale and Purchase of the Entire Share Capital of Excelian (the “Owner Purchase Agreement”) with the stockholders of Excelian (collectively, the “Sellers”).  Purchaser also entered into separate Purchase Agreements (collectively, the “Option Holder Purchase Agreements” and together with the Owner Purchase Agreement, the “Purchase Agreements”) with several holders of options in Excelian (collectively, the “Option Holders”) for the exercise of the options and the sale of the shares held by the Option Holders to the Purchaser. These transactions closed on February 17 and 18, 2015.

Pursuant to the Purchase Agreements, Purchaser has agreed, on the terms and subject to the conditions of the Purchase Agreements, to purchase from the Sellers and the Option Holders all of the issued and outstanding ordinary shares of Excelian for the aggregate consideration payable by the Company of £13.1 million or approximately US$20.1 million at the current exchange rate (£1=US$1.535).

Additionally, certain managers of Excelian will be offered soon after the closing a special class of ordinary shares of Excelian (the “Incentive Shares”) bearing a put right exercisable over three years in equal installments of one third of the Incentive Shares per year. The put consideration for the Incentive Shares is based on specified EBITDA margin and revenue targets to be achieved by Excelian for its financial years ending December 31st, 2015, 2016 and 2017. As currently proposed, in the event that Excelian achieves certain EBITDA margin and revenue targets for its 2015, 2016 and 2017 financial years, as specified in the final documentation for the Incentive Shares, upon exercise of the put right by the holders of the Incentive Shares, Excelian would pay to such holders an aggregate amount of up to £5.5 million or approximately US$8.4 million at the current exchange rate.

On February 18, 2015, the Purchaser issued a press release titled “Luxoft Acquires Excelian Limited, a Leading System Integrator Specializing in Trading and Risk Management Software for the Financial Services Industry”. A copy of the press release is furnished as Exhibit 99.1 herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOFT HOLDING, INC

Date: February 18, 2015	By:	/s/ Dmitry Loschinin
Name: Dmitry Loschinin
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated February 18, 2015 titled “Luxoft Acquires Excelian Limited, a Leading System Integrator Specializing in Trading and Risk Management Software for the Financial Services Industry.”